September 4, 1997


Keystone Tax Free Income Fund
200 Berkeley Street
Boston, Massachusetts  02116-5034

Gentlemen:

I am Senior Counsel of Keystone Investment Management Company, investment adviser to Keystone Tax Free Income Fund (the "Trust"). You have asked for my opinion with respect to the proposed issuance of 1,802,328 additional shares of the Trust.

To my knowledge, a Prospectus is on file with the Securities and Exchange Commission (the "Commission") as part of Post-Effective Amendment No. 19 to the Fund's Registration Statement, which covers the public offering and sale of the Fund shares currently registered with the Commission.

In my opinion, such additional shares, if issued and sold in accordance with the Fund's Declaration of Trust (the "Declaration of Trust") and offering Prospectus, will be legally issued, fully paid, and nonassessable by the Trust, entitling the holders thereof to the rights set forth in the Declaration of Trust and subject to the limitations set forth therein.

My opinion is based upon my examination of the Trust's Declaration of Trust and By-Laws; a review of the minutes of the Trust's Board of Trustees authorizing the issuance of such additional shares; and the Fund's Prospectus. In my examination of such documents, I have assumed the genuineness of all signatures and the conformity of copies to originals.

I hereby consent to the use of this opinion in connection with Post-Effective Amendment No. 20 to the Trust's Registration Statement, which covers the registration of such additional shares.

                                                Very truly yours,

                                                /s/Rosemary D. Van Antwerp

                                                Rosemary D. Van Antwerp
                                                Senior Counsel